News Release

LEGG MASON
GLOBAL ASSET MANAGEMENT

FOR IMMEDIATE RELEASE

Investor Relations:	**Media:**
Alan Magleby	Mary Athridge
410-454-5246	212-805-6035
amagleby@leggmason.com	mkathridge@leggmason.com

LEGG MASON REPORTS FIRST FISCAL QUARTER RESULTS

-- First Quarter Net Income of $33 Million, or $0.31 per Diluted Share --

-- Acquisition and Transition-Related Costs of $56.8 million, or $0.37 per Diluted Share --

-- Contingent Consideration Credit of $18.0 million, or $0.11 per Diluted Share --

--- Assets Under Management of $742 billion --

Baltimore, Maryland - July 27, 2016 - Legg Mason, Inc. (NYSE: LM) today reported its operating results for the first fiscal quarter ended June 30, 2016. The Company reported net income[1] of $33.5 million, or $0.31 per diluted share, as compared to a net loss of $45.3 million, or $0.43 per diluted share, in the previous quarter, and net income of $94.5 million, or $0.84 per diluted share, in the first quarter of fiscal 2016. The current quarter's results included acquisition and transition-related costs of $56.8 million, or $0.37 per diluted share. The prior quarter included acquisition and transition-related costs of $49.1 million, or $0.29 per diluted share, and a compensation charge related to the Royce management equity plan ("MEP") grant of $21.4 million, or $0.13 per diluted share. The current quarter also included a credit of $18.0 million, or $0.17 per diluted share, excluding a partial offset of $0.06 per diluted share for the tax annualization impact, related to the credit for a contingent consideration fair value adjustment, compared to a similar credit of $7.0 million, or $0.07 per diluted share in the prior quarter. The prior quarter included a tax charge of $55.9 million, or $0.53 per diluted share, which reflected the reversal of the fiscal third quarter credit related to impairment charges and other tax rate annualization impacts. The prior year's first quarter included a tax benefit of $18.0 million, or $0.16 per share.   For the current quarter, operating revenues were $700.2 million, up 13% from $619.5 million in the prior quarter, and down 1% compared to $708.6 million in the first quarter of fiscal 2016. Operating expenses were $626.6 million, up 7% from $585.6 million in the prior quarter, and up 7% from $584.1 million in the first quarter of fiscal 2016.

Legg Mason also announced today that its Board of Directors has declared a quarterly cash dividend on its common stock in the amount of $0.22 per share.

Financial Results (Amounts in millions, except per share amounts)		Quarters Ended				
	Jun 2016	Mar 2016	% Change	Jun 2015	% Change
Operating Revenues	$ 700.2	$ 619.5	13%	$ 708.6	(1)%
Operating Expenses	626.6	585.6	7%	584.1	7 %
Operating Income	73.6	33.9	117%	124.5	(41)%
Net Income (Loss)[1]	33.5	(45.3)	n/m	94.5	(65)%
Net Income (Loss) Per Share - Diluted[1]	0.31	(0.43)	n/m	0.84	(63)%
Assets Under Management (Amounts in billions)					
End of Period Assets Under Management	$ 741.9	$ 669.6	11%	$ 699.2	6 %
Average Assets Under Management	709.1	662.3	7%	703.9	1 %

(1)   Net Income (Loss) Attributable to Legg Mason, Inc.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Comments on the First Quarter of Fiscal Year 2017 Results

Joseph A. Sullivan, Chairman and CEO of Legg Mason said, "Legg Mason delivered a solid quarter despite a challenging period of geopolitical uncertainty, persistently low interest rates, fee compression and equity market volatility that has continued to pressure active managers. The Company saw strong inflows in fixed income for the quarter, but they were more than offset by outflows from active equity and alternative products, consistent with industry trends. On the strategic front, we continued to move forward, closing the acquisition of Clarion Partners and the combination of EnTrustPermal during the period, while also announcing an agreement to acquire Financial Guard, a digital wealth manager that aggregates accounts, and evaluates and recommends active and passive funds. Over time, we expect that Financial Guard will become a key component of our value proposition to our distribution partners.

"More generally, we remain very pleased with our strategic progress and maintain conviction in our long term plan to provide global investors with expanding choice in terms of investment strategies, products, vehicles and distribution options. Expanded choice has already diversified Legg Mason's overall business which, when combined with our strong performance in returning capital to shareholders, we believe will materially enhance Legg Mason's enterprise value over the long run."

Assets Under Management of $741.9 Billion

Assets Under Management ("AUM") were $741.9 billion at June 30, 2016 compared with $669.6 billion at March 31, 2016, driven by $51.1 billion from the Clarion Partners and EnTrust Capital acquisitions, positive market performance of $12.3 billion, liquidity inflows of $8.0 billion and $2.0 billion in positive foreign exchange. This was partially offset by long-term outflows of $1.1 billion. AUM was up 6% from $699.2 billion at June 30, 2015.

- Long-term net outflows of $1.1 billion included equity outflows of $3.0 billion and alternative outflows of $2.0 billion, which were partially offset by fixed income inflows of $3.9 billion.

- At June 30, 2016, fixed income represented 52% of AUM, while equity represented 22%, liquidity represented 16% and alternatives represented 10%.

- By geography, 65% of AUM was from clients domiciled in the United States and 35% from non-US domiciled clients.

- Average AUM during the quarter was $709.1 billion compared to $662.3 billion in the prior quarter and $703.9 billion in the first quarter of fiscal year 2016. Average long-term AUM was $597.7 billion compared to $547.6 billion in the prior quarter and $575.6 billion in the first quarter of fiscal year 2016.

Comparison to the Fourth Quarter of Fiscal Year 2016

Net income was $33.5 million, or $0.31 per diluted share, as compared with a net loss of $45.3 million, or $0.43 per diluted share, in the fourth quarter of fiscal year 2016. This quarter's results included acquisition and transition-related costs totaling $56.8 million, or $0.37 per diluted share, including a compensation charge related to the Clarion MEP of $15.2 million.   The prior quarter included acquisition and transition-related costs and the Royce MEP, charge totaling $70.5 million, or $0.42 per diluted share. In addition the prior quarter's results included a $55.9 million, or $0.53 per diluted share tax charge, which reflect tax rate annualization impacts.

- Operating revenues of $700.2 million were up 13% from $619.5 million in the prior quarter, principally due to incremental revenues related to the addition of a partial quarter of revenues of Clarion and EnTrust and included $14.6 million in performance fees at Clarion that, per the terms of the acquisition, were passed through as compensation.

- Operating expenses of $626.6 million were up 7% compared with $585.6 million in the prior quarter principally due to incremental expenses related to the addition of a partial quarter of expenses for Clarion and EnTrust. The current quarter included acquisition and transition-related costs of $56.8 million while the prior quarter included acquisition and transition-related costs of $49.1 million and a $21.4 million charge related to the Royce MEP. The current quarter also included a credit of $18.0 million for a contingent consideration fair value adjustment compared to a similar credit of $7.0 million in the prior quarter. Further, the current quarter included $14.6 million in compensation related to the pass through of

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

performance fees at Clarion. In addition, current quarter expenses included a $2.2 million gain in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in other non-operating income, compared to a gain of $0.3 million in the prior quarter.

- Other non-operating expense was $12.9 million, as compared to $27.5 million in the prior quarter. Interest expense increased by $9.3 million primarily due to debt raised in March of this year in connection with the Clarion and EnTrust acquisitions. Gains on corporate investments, not offset in compensation, were $4.2 million compared with losses of $4.8 million last quarter.   Both quarters included gains and losses on funded deferred compensation and seed investments, as described above. In addition, the current quarter included $3.5 million in gains associated with the consolidation of sponsored investment vehicles compared to $9.5 million of losses in the prior quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 10.5% compared to 5.5% in the prior quarter. Operating margin, as adjusted[2], was 11.3%, as compared to 5.9% in the prior quarter with the increase due to the absence of the Royce MEP charge that occurred in the prior quarter.

- Net income attributable to non-controlling interests, excluding sponsored investment vehicles, were $9.4 million principally related to Clarion, EnTrustPermal, RARE Infrastructure and Royce, compared to $1.6 million in the prior quarter.

Comparison to the First Quarter of Fiscal Year 2016

Net income was $33.5 million, or $0.31 per diluted share, as compared with net income of $94.5 million, or $0.84 per diluted share, in the first quarter of fiscal year 2016. This quarter's results included acquisition and transition-related costs totaling $56.8 million, or $0.37 per diluted share, including a compensation charge related to the Clarion MEP of $15.2 million. The prior year's first quarter included a tax benefit of $18.0 million, or $0.16 per diluted share, primarily due to changes in the New York City tax code.

- Operating revenues of $700.2 million were down 1% compared with $708.6 million in the first quarter of fiscal year 2016, driven by AUM mix, despite the incremental revenues related to the addition of Clarion and EnTrust.

- Operating expenses of $626.6 million were up 7% compared with $584.1 million in the first quarter of fiscal year 2016 primarily due to acquisition and transition-related costs of $56.8 million. The current quarter also included a credit of $18.0 million for a contingent consideration fair value adjustment. Further, the current quarter expenses included a $2.2 million gain in the market value of deferred compensation and seed investments, which is recorded as a decrease in compensation and benefits with an offset in other non-operating income, compared to a gain of $1.2 million in the prior year quarter.

- Other non-operating expense was $12.9 million, compared to $4.5 million in the first quarter of fiscal year 2016.   Interest expense increased $12.6 million related to debt raised to pay for the Clarion and EnTrust acquisitions. Gains on corporate investments, not offset in compensation, were $4.2 million compared with gains of $4.5 million in the prior year quarter. Both quarters included gains on funded deferred compensation and seed investments, as described above. In addition, the current quarter also included $3.5 million in gains associated with the consolidation of sponsored investment vehicles, as compared to $0.4 million in gains in the prior year quarter. The consolidation of sponsored investment vehicles has no impact on net income as the effects of consolidation are fully attributable to noncontrolling interests.

- Operating margin was 10.5% as compared to 17.6% in the first quarter of fiscal year 2016. Operating margin, as adjusted, was 11.3%, as compared to 22.6% in the first quarter of fiscal year 2016. The decrease was principally the result of acquisition and transition-related costs in the current quarter.

- Net income attributable to non-controlling interests, excluding sponsored investment vehicles, were $9.4 million principally related to Clarion, EnTrustPermal, RARE and Royce, compared to $0.1 million in the prior year quarter.

(2)   See "Use of Supplemental Non-GAAP Financial Information."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

Quarterly Business Developments and Recent Announcements

- Legg Mason closed the acquisition of Clarion Partners, a leading diversified real estate investment manager based in New York on April 13, 2016.

- Legg Mason closed the acquisition of EnTrust Capital, a leading hedge fund solutions provider based in New York, which was combined with Permal to create one of the world's largest hedge fund solutions providers on May 2, 2016.

- Legg Mason announced the acquisition of Financial Guard, an online Registered Investment Advisor and innovative technology-enabled wealth management and investment advice platform based in Salt Lake City, Utah.

- Brandywine Global and Western Asset were cited as Investment Management winners in the 2016 Institutional Investor US Investment Awards; Brandywine for US Large Cap Value Equity and Western Asset for Cash Management and Enhanced Cash Management.

Quarterly Performance

At June 30, 2016:

	1-Year	3-Year	5-Year	10-Year
% of Strategy AUM beating Benchmark[3]	60%	68%	80%	82%
% of Long-Term US Fund Assets Beating Lipper Category Average[3]				
Alternatives	90%	100%	100%	n/a
Equity	40%	38%	67%	61%
Fixed Income	60%	66%	78%	84%
Total US Fund Assets	49%	50%	72%	71%

Of Legg Mason's long-term U.S. mutual fund assets, 39.2% were in funds rated 4 or 5 stars by Morningstar.

Balance Sheet

At June 30, 2016, Legg Mason's cash position was $491 million. Total debt was $2.2 billion and stockholders' equity was $4.1 billion. The ratio of total debt to total capital was 36%, up from the prior quarter due to incremental debt incurred in connection with the closing of two acquisitions. In the first fiscal quarter, the Company completed additional open market purchases of 3.5 million shares and retired 0.4 million shares under the net share settlements of annual deferred compensation award vesting. The net impact of the share activity on weighted average shares was a reduction of 1.7 million during the quarter.

The Board of Directors has declared a quarterly cash dividend on the Company's common stock in the amount of $0.22 per share. The dividend is payable October 24, 2016 to shareholders of record at the close of business on October 6, 2016.

(3) See "Supplemental Data Regarding Quarterly Performance."

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

4

Conference Call to Discuss Results

A conference call to discuss the Company's results, hosted by Joseph A. Sullivan, will be held at 5:00 p.m. EDT today. The call will be open to the general public. Interested participants should access the call by dialing 1-800-447-0521 (or for international calls 1-847-413-3238), confirmation number 42796174, at least 10 minutes prior to the scheduled start to ensure connection. A live, listen-only webcast will also be available via the investor relations section of www.leggmason.com.

The presentation slides that will be reviewed during the discussion of the conference call will be available on the Investor Relations section of the Legg Mason website shortly after the release of the financial results.

A replay of the live broadcast will be available on the Legg Mason website, www.leggmason.com, in the investor relations section, or by dialing 1-888-843-7419 (or for international calls 1-630-652-3042), enter pass code 42796174# when prompted. Please note that the replay will be available beginning at 7:30 p.m. EDT on Wednesday, July 27, 2016, and ending at 11:59 p.m. EDT on Wednesday, August 10, 2016.

About Legg Mason

Legg Mason is a global asset management firm, with $741.9 billion in AUM as of June 30, 2016. The Company provides active asset management in many major investment centers throughout the world. Legg Mason is headquartered in Baltimore, Maryland, and its common stock is listed on the New York Stock Exchange (symbol: LM).

This release contains forward-looking statements subject to risks, uncertainties and other factors that may cause actual results to differ materially. For a discussion of these risks and uncertainties, see "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Legg Mason's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 and in the Company's quarterly reports on Form 10-Q.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON
GLOBAL ASSET MANAGEMENT

Supplemental Data Regarding Quarterly Performance

Strategy Performance

For purposes of investment performance comparisons, strategies are an aggregation of discretionary portfolios (separate accounts, investment funds, and other products) into a single group that represents a particular investment objective. In the case of separate accounts, the investment performance of the account is based upon the performance of the strategy to which the account has been assigned. Each of our asset managers has its own specific guidelines for including portfolios in their strategies. For those managers which manage both separate accounts and investment funds in the same strategy, the performance comparison for all of the assets is based upon the performance of the separate account.

Approximately eighty-eight percent of total AUM is included in strategy AUM as of June 30, 2016, although not all strategies have three-, five-, and ten-year histories. Total strategy AUM includes liquidity assets. Certain assets are not included in reported performance comparisons. These include: accounts that are not managed in accordance with the guidelines outlined above; accounts in strategies not marketed to potential clients; accounts that have not yet been assigned to a strategy; and certain smaller products at some of our affiliates.

Past performance is not indicative of future results. For AUM included in institutional and retail separate accounts and investment funds managed in the same strategy as separate accounts, performance comparisons are based on gross-of-fee performance. For investment funds (including fund-of-hedge funds) which are not managed in a separate account format, performance comparisons are based on net-of-fee performance. These performance comparisons do not reflect the actual performance of any specific separate account or investment fund; individual separate account and investment fund performance may differ. The information in this table is provided solely for use in connection with this table, and is not directed toward existing or potential clients of Legg Mason.

Long-term US Fund Assets Beating Lipper Category Average

Long-term US fund assets include open-end, closed-end, and variable annuity funds. These performance comparisons do not reflect the actual performance of any specific fund; individual fund performance may differ. Past performance is not a guarantee of future results. Source: Lipper Inc.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(Amounts in thousands)
(Unaudited)

	Quarters Ended		
	June 2016	March 2016	June 2015
Operating Revenues:			
Investment advisory fees:			
Separate accounts	$ 226,853	$ 204,320	$ 208,104
Funds	363,463	319,342	384,345
Performance fees	17,459	6,252	18,653
Distribution and service fees	91,382	89,105	96,860
Other	1,008	532	688
Total operating revenues	700,165	619,551	708,650
Operating Expenses: [(1)]			
Compensation and benefits	358,625	324,562	315,052
Distribution and servicing	124,663	124,632	149,288
Communications and technology	52,732	50,826	48,677
Occupancy	33,142	35,157	25,987
Amortization of intangible assets	5,703	2,072	657
Other	51,745	48,399	44,446
Total operating expenses	626,610	585,648	584,107
Operating Income	73,555	33,903	124,543
Other Non-Operating Income (Expense):			
Interest income	1,848	1,711	1,317
Interest expense	(24,565)	(15,231)	(11,949)
Other income (expense), net	6,585	(10,098)	5,711
Other non-operating income (expense) of consolidated investment vehicles, net	3,228	(3,837)	407
Total other non-operating income (expense)	(12,904)	(27,455)	(4,514)
Income Before Income Tax Provision	60,651	6,448	120,029
Income tax provision	15,311	58,606	25,090
Net Income (Loss)	45,340	(52,158)	94,939
Less: Net income (loss) attributable to noncontrolling interests	11,888	(6,885)	391
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 33,452	$ (45,273)	$ 94,548

(Continued)

[(1)] Operating expenses include acquisition and transition-related costs related to business combinations.

Acquisition and transition-related costs:			
Compensation	$ 30,186	$ 32,172	$ —
Distribution and servicing	—	1,681	—
Occupancy	9,093	8,355	—
Other	17,506	6,880	2
Total acquisition and transition-related costs	$ 56,785	$ 49,088	$ 2

LEGG MASON, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS), CONTINUED
(Amounts in thousands, except per share amounts)
(Unaudited)

		Quarters Ended				
		June 2016		March 2016		June 2015
Net Income (Loss) Attributable to Legg Mason, Inc.	$	33,452	$	(45,273)	$	94,548
Less: Earnings (distributed and undistributed) allocated to participating securities [1]		1,051		613		2,327
Net Income (Loss) (Distributed and Undistributed) Allocated to Shareholders (Excluding Participating Securities)	$	32,401	$	(45,886)	$	92,221
Net Income (Loss) per Share Attributable to Legg Mason, Inc. Shareholders:						
Basic	$	0.31	$	(0.43)	$	0.85
Diluted	$	0.31	$	(0.43)	$	0.84
Weighted-Average Number of Shares Outstanding: [2]						
Basic		104,465		106,393		108,954
Diluted		104,677		106,393		110,235

[1] Participating securities were 3,134, 3,004, and 2,737, as of June 2016, March 2016, and June 2015, respectively.

[2] Diluted shares are the same as basic shares for periods with a loss.

LEGG MASON, INC. AND SUBSIDIARIES

CONSOLIDATING STATEMENTS OF INCOME (LOSS)

(Amounts in thousands)

(Unaudited)

Quarters Ended

	June 2016			March 2016			June 2015		
	Balance Before Consolidation of Consolidated Investment Vehicles and other [1]	Consolidated Investment Vehicles and other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles and other [1]	Consolidated Investment Vehicles and other [1]	Consolidated Totals	Balance Before Consolidation of Consolidated Investment Vehicles	Consolidated Investment Vehicles	Consolidated Totals
Total operating revenues	$ 700,177	$ (12)	$ 700,165	$ 619,623	$ (72)	$ 619,551	$ 708,735	$ (85)	$ 708,650
Total operating expenses	626,511	99	626,610	585,595	53	585,648	584,087	20	584,107
Operating Income (Loss)	73,666	(111)	73,555	34,028	(125)	33,903	124,648	(105)	124,543
Other non-operating income (expense)	(15,495)	2,591	(12,904)	(19,070)	(8,385)	(27,455)	(4,879)	365	(4,514)
Income (Loss) Before Income Tax Provision	58,171	2,480	60,651	14,958	(8,510)	6,448	119,769	260	120,029
Income tax provision	15,311	—	15,311	58,606	—	58,606	25,090	—	25,090
Net Income (Loss)	42,860	2,480	45,340	(43,648)	(8,510)	(52,158)	94,679	260	94,939
Less: Net income (loss) attributable to noncontrolling interests	9,408	2,480	11,888	1,625	(8,510)	(6,885)	131	260	391
Net Income (Loss) Attributable to Legg Mason, Inc.	$ 33,452	$ —	$ 33,452	$ (45,273)	$ —	$ (45,273)	$ 94,548	$ —	$ 94,548

[1] Other represents consolidated sponsored investment vehicles that are not designated as CIVs

9

LEGG MASON, INC. AND SUBSIDIARIES
SUPPLEMENTAL DATA
RECONCILIATION OF OPERATING MARGIN, AS ADJUSTED [1]
(Amounts in thousands)
(Unaudited)

	Quarters Ended		
	June 2016	March 2016	June 2015
Operating Revenues, GAAP basis	$ 700,165	$ 619,551	$ 708,650
Plus (less):			
Pass-through performance fees	(14,600)	—	—
Operating revenues eliminated upon consolidation of investment vehicles	12	72	85
Distribution and servicing expense excluding consolidated investment vehicles	(124,590)	(124,618)	(149,280)
Operating Revenues, as Adjusted	$ 560,987	$ 495,005	$ 559,455
Operating Income (Loss), GAAP basis	$ 73,555	$ 33,903	$ 124,543
Plus (less):			
Gains (losses) on deferred compensation and seed investments, net	2,166	342	1,210
Amortization of intangible assets	5,703	2,072	657
Contingent consideration fair value adjustment	(18,000)	(7,000)	—
Operating income of consolidated investment vehicles, net	111	125	105
Operating Income, as Adjusted	$ 63,535	$ 29,442	$ 126,515
Operating Margin, GAAP basis	10.5 %	5.5 %	17.6 %
Operating Margin, as Adjusted	11.3	5.9	22.6

[1] See explanations for "Use of Supplemental Non-GAAP Financial Information."

LEGG MASON, INC. AND SUBSIDIARIES
(Amounts in billions)
(Unaudited)

Assets Under Management

	Quarters Ended				
By asset class:	June 2016	March 2016	December 2015	September 2015	June 2015
Equity	$ 161.1	$ 162.3	$ 167.3	$ 164.8	$ 183.8
Fixed Income	387.2	372.3	364.8	363.1	366.5
Alternative	72.6	22.7	24.1	18.1	19.2
Long-Term Assets	620.9	557.3	556.2	546.0	569.5
Liquidity	121.0	112.3	115.3	126.1	129.7
Total	$ 741.9	$ 669.6	$ 671.5	$ 672.1	$ 699.2

	Quarters Ended				
By asset class (average):	June 2016	March 2016	December 2015	September 2015	June 2015
Equity	$ 162.3	$ 159.0	$ 170.7	$ 176.5	$ 186.5
Fixed Income	377.6	365.3	366.3	365.2	370.0
Alternative	57.8	23.3	22.8	18.7	19.1
Long-Term Assets	597.7	547.6	559.8	560.4	575.6
Liquidity	111.4	114.7	123.2	126.8	128.3
Total	$ 709.1	$ 662.3	$ 683.0	$ 687.2	$ 703.9

Component Changes in Assets Under Management

	Quarters Ended				
	June 2016	March 2016	December 2015	September 2015	June 2015
Beginning of period	$ 669.6	$ 671.5	$ 672.1	$ 699.2	$ 702.7
Net client cash flows:					
Equity	(3.0)	(4.4)	(4.3)	0.3	(1.3)
Fixed Income	3.9	(7.8)	2.3	3.1	2.8
Alternative	(2.0)	(1.0)	(0.4)	(0.3)	(0.2)
Long-Term flows	(1.1)	(13.2)	(2.4)	3.1	1.3
Liquidity	8.0	(3.3)	(10.9)	(3.0)	2.3
Total net client cash flows	6.9	(16.5)	(13.3)	0.1	3.6
Market performance and other	12.3	9.7	6.4	(22.6)	(8.9)
Impact of foreign exchange	2.0	4.7	(0.5)	(4.6)	1.8
Acquisitions	51.1	0.2	6.8	—	—
End of period	$ 741.9	$ 669.6	$ 671.5	$ 672.1	$ 699.2

NOTE: Alternative assets include all AUM managed by Clarion Partners, EnTrustPermal, RARE Infrastructure, and Permal Capital Management.

LEGG MASON
GLOBAL ASSET MANAGEMENT

Use of Supplemental Non-GAAP Financial Information

As supplemental information, we are providing a performance measure that is based on a methodology other than generally accepted accounting principles ("non-GAAP") for "Operating Margin, as Adjusted" that management uses as a benchmark in evaluating and comparing our period-to-period operating performance.

Operating Margin, as Adjusted

We calculate "Operating Margin, as Adjusted," by dividing (i) Operating Income (Loss), adjusted to exclude the impact on compensation expense of gains or losses on investments made to fund deferred compensation plans, the impact on compensation expense of gains or losses on seed capital investments by our affiliates under revenue sharing agreements, amortization related to intangible assets, income (loss) of consolidated investment vehicles, the impact of fair value adjustments of contingent consideration liabilities, if any, and impairment charges by (ii) our operating revenues, adjusted to add back net investment advisory fees eliminated upon consolidation of investment vehicles, less distribution and servicing expenses which we use as an approximate measure of revenues that are passed through to third parties, and less performance fees that are passed through as compensation expenses or net income (loss) attributable to non-controlling interests, which we refer to as "Operating Revenues, as Adjusted". The compensation items are removed from Operating Income (Loss) in the calculation because they are offset by an equal amount in Other non-operating income (expense), and thus have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. We adjust for the impact of amortization of management contract assets and the impact of fair value adjustments of contingent consideration liabilities, if any, which arise from acquisitions to reflect the fact that these items distort comparison of our operating results with results of other asset management firms that have not engaged in significant acquisitions. Impairment charges and income (loss) of consolidated investment vehicles are removed from Operating Income (Loss) in the calculation because these items are not reflective of our core asset management operations. We use Operating Revenues, as Adjusted in the calculation to show the operating margin without distribution and servicing expenses, which we use to approximate our distribution revenues that are passed through to third parties as a direct cost of selling our products, although distribution and servicing expenses may include commissions paid in connection with the launching of closed-end funds for which there is no corresponding revenue in the period. We also use Operating Revenues, as Adjusted in the calculation to show the operating margin without performance fees, which are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions. Operating Revenues as adjusted also include our advisory revenues we receive from consolidated investment vehicles that are eliminated in consolidation under GAAP.

We believe that Operating Margin, as Adjusted, is a useful measure of our performance because it provides a measure of our core business activities. It excludes items that have no impact on Net Income (Loss) Attributable to Legg Mason, Inc. and indicates what our operating margin would have been without the distribution revenues that are passed through to third parties as a direct cost of selling our products, performance fees that are passed through as compensation expense or net income (loss) attributable to non-controlling interests per the terms of certain more recent acquisitions, amortization related to intangible assets, changes in the fair value of contingent consideration liabilities, if any, impairment charges, and the impact of the consolidation of certain investment vehicles described above. The consolidation of these investment vehicles does not have an impact on Net Income (Loss) Attributable to Legg Mason, Inc. This measure is provided in addition to our operating margin calculated under GAAP, but is not a substitute for calculations of margins under GAAP and may not be comparable to non-GAAP performance measures, including measures of adjusted margins of other companies.

Brandywine Global | Clarion Partners | ClearBridge Investments | EnTrustPermal | Martin Currie | QS Investors | RARE Infrastructure | Royce & Associates | Western Asset

12